Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	Via EDGAR

January 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Laura Crotty

Mr. Tim Buchmiller

Ms. Christine Torney

Ms. Angela Connell

Re:	Sensei Biotherapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 22, 2020

CIK No. 0001829802

Ladies and Gentlemen:

On behalf of our client, Sensei Biotherapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 29, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is filing a Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used but not defined herein are used as defined in the Amended DRS.

Prospectus Summary

Company Overview, page 1

1.	We note your response to our prior comment 2. Please also revise the discussion of clinical trials in the Government Regulation section starting on page 118 to describe a

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

January 15, 2021

Page Two

Phase 1/2 trial specifically and distinguish it from the process of progressing through Phase 1, Phase 2 and then Phase 3.

Response to Comment 2

In response to the Staff’s comment, the Company has revised pages 119 and 120 of the Registration Statement.

General

2.

We note your response to our prior comment 16 and continue to note statements on the company’s website relating to safety, efficacy, and FDA feedback that are inconsistent with your response to our previous comments and the amendments made to the prospectus. Please advise us whether the company plans to revise its website for consistency or if not, explain why you believe this is appropriate.

Response to Comment 16

The Company advises the Staff that it has revised the statements on the Company’s website to be consistent with the statements in the Registration Statement.

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (650) 843-5636, Brian F. Leaf at (703) 456-8053, Brent B. Siler at (202) 728-7040 or Mark Ballantyne at (703) 456-8084.

*    *    *    *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

January 15, 2021

Page Three

Very truly yours,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	John Celebi, Sensei Biotherapeutics, Inc.

Brian F. Leaf, Cooley LLP

Brent B. Siler, Cooley LLP

Mark Ballantyne, Cooley LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com